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                              May 4, 2022

       Christer Ros  n
       Chief Executive Officer
       Jupiter Neurosciences, Inc.
       1001 North US HWY 1, Suite 504
       Jupiter, FL 33477

                                                        Re: Jupiter
Neurosciences, Inc.
                                                            Amendment No. 9 to
Registration Statement on Form S-1
                                                            Filed on May 4,
2022
                                                            File No. 333-260183

       Dear Mr. Ros  n:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 9 to Form S-1 filed on May 4, 2022

       Description of Business
       Protocol for Phase IIB Mild Cognitive Impairment/early Alzheimer's Disease trial and details that are included....
       Specific Study Aims, page 111

   1. We refer to comment 2 in our letter dated October 28, 2021, which we reissue in part.
                                                        Please revise the
following statements that imply that your product candidate is effective as such determination
is solely within the authority of the FDA and comparable foreign regulators:
                                                                "In preclinical
models, resveratrol (RSV) reverses cognitive impairment, decreases neuronal cell
death, and reduces Alzheimer   s disease (AD) and neuroinflammation
                                                             biomarkers."
 Christer Ros  n
Jupiter Neurosciences, Inc.
May 4, 2022
Page 2
             "Based on our previous research demonstrating the significant benefits of unformulated RSV for AD, we expect that our novel JOTROL formulation, which increases the bioavailability of RSV while reducing the total dosage, will demonstrate therapeutic advantages for chronic use to slow or halt progression of MCI/early AD, while simultaneously reducing the adverse effects seen with unformulated RSV."

       You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameChrister Ros  n
                                                           Division of
Corporation Finance
Comapany NameJupiter Neurosciences, Inc.
                                                           Office of Life
Sciences
May 4, 2022 Page 2
cc:       Craig D. Linder, Esq.
FirstName LastName